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SEC FILE NUMBER
001-08681

CUSIP NUMBER
49375T100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kid Brands, Inc.

Full Name of Registrant

Former Name if Applicable

One Meadowlands Plaza, 8th Floor

Address of Principal Executive Officer (Street and Number)

East Rutherford, New Jersey 07073

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kid Brands, Inc. (the “Company”) refers to its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2012, and the press release attached as an exhibit to its Current Report on Form 8-K filed with the SEC on February 22, 2012 (the “February Filings”), which discuss, among other things, the matters described below.

The Company previously recorded charges of approximately $6.86 million (including approximately $340,000 of interest) for the quarter and year ended December 31, 2010, relating to aggregate anti-dumping duties and interest the Company anticipates will be owed to U.S. Customs and Border Protection (“US Customs”) by its LaJobi subsidiary for the period commencing from the date the Company acquired LaJobi’s assets in April 2008 through December 31, 2010. In addition, the Company previously recorded charges of approximately $2.4 million (including approximately $200,000 of interest) for the quarter ended June 30, 2011, relating to aggregate customs duties and interest the Company anticipates will be owed to US Customs by its Kids Line and CoCaLo subsidiaries for the years ended 2006 through 2010 and the six months ended June 30, 2011.

Although it was the initial determination of the Company’s management (in which the Company’s independent auditors concurred) that the impact of the aggregate charges discussed above was immaterial to prior periods, after various submissions to and discussions with the Staff (the “Staff”) of the SEC on this matter, and in recognition of the Staff’s position with respect thereto, management and the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors (the “Board”) determined (and such determination was subsequently ratified by the Board) that it was necessary to restate the Company’s audited consolidated financial statements as of December 31, 2010 and 2009, and for the three years ended December 31, 2010 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as well as its consolidated unaudited interim consolidated financial statements as of and for the quarter and year to date periods ended March 31, 2011, June 30, 2011 and September 30, 2011, and related 2010 comparative prior quarter and year to date periods, as included in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011 (collectively, the “Financial Statements”). As a result, on February 14, 2012, management and the Audit Committee met and determined that the Financial Statements should no longer be relied upon.

The principal purpose of the restatement is to adjust the timing of the recording of various anticipated anti-dumping duty and other customs duty (and related interest) obligations from the periods of discovery to the actual periods to which such obligations relate. The restatement is not based on the discovery of new information, but in recognition of the Staff’s view of the materiality of the impact on prior periods of the cumulative charges in question.

The restatement will be implemented as follows. The Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 10-K”) will restate all periods presented, as applicable, to reflect the recording of anticipated anti-dumping duty payment requirements of the Company’s LaJobi subsidiary and anticipated customs duty payment requirements of the Company’s Kids Line and CoCaLo subsidiaries in the respective periods to which such liabilities relate. As a result, the 2011 10-K will include the impact of such adjustments in the Selected Financial Data included in Item 6 of the 2011 10-K, as well as revised related disclosures, including, without limitation, in Management’s Discussion and Analysis of Results of Financial Condition and Results of Operations. The 2011 10-K will also include the impact of such adjustments on the unaudited quarterly financial information presented in the Notes to Consolidated Financial Statements of the 2011 10-K. In addition, the Company’s Quarterly Reports on Form 10-Q during 2012 will restate applicable 2011 comparable prior quarter and year to date periods.

The Company represents that it is unable to file the 2011 10-K by its initial due date without unreasonable effort or expense primarily as a result of the following: (i) the restatement process has resulted in delays in obtaining and compiling financial data necessary to complete the restatement of the Financial Statements and the preparation of the Company’s financial statements for the year ended December 31, 2011; (ii) as a result, management has not yet completed the preparation of the financial statements to be included in the 2011 10-K; (iii) management is continuing to evaluate the effect, if any, of such restatement on the Company’s prior conclusions with respect to the effectiveness of its internal control over financial reporting and disclosure controls and procedures as of December 31, 2010; and (iv) the Company requires additional time to properly evaluate and review various disclosures to be included in the 2011 10-K reflecting such restatement. The Company intends to file the 2011 10-K no later than the fifteenth calendar day following the date on which it was due, although there can be no assurance that this will be the case.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc S. Goldfarb	201	405-2454
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

See Attachment A

Kid Brands, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2012	By	/s/ Marc S. Goldfarb
Marc S. Goldfarb, SVP and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

6.	Interactive Data Submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 or §232.202 of this chapter).

Attachment A

Consistent with the February Filings, net sales for the year ended December 31, 2011 are expected to decrease approximately 8.3% to $253 million, compared to $276 million for the year ended December 31, 2010.

As noted in Part III, the restatement process has resulted in delays in obtaining and compiling financial data necessary to complete the restatement of the Financial Statements and the preparation of the Company’s financial statements for the year ended December 31, 2011. As a result, the Company is currently not in a position to make a reasonable estimate of the Company’s consolidated results of operations for either of the fiscal years ended December 31, 2011 or 2010, nor to quantify any significant change in the Company’s consolidations results of operations between such years. In addition, as the finalization of certain adjustments to prior periods required by the restatement described in Part III is not yet complete, the Company is not currently in a position to provide detail with respect thereto. However, the restatement will have a positive impact on reported results of operations for 2010 and 2011, and a negative impact on reported results of operations for prior periods. In addition, the Company expects that its reported results of operations for 2011 will be materially negatively impacted by, among other things, the following factors, all of which have been previously identified during 2011 or in the February Filings: (i) the lower net sales described above; (ii) anticipated customs duties at LaJobi, Kids Line and CoCaLo and related interest thereon; (iii) lower gross margin percentages, resulting primarily from higher product costs and inventory reserves; (iv) professional fees related to U.S. Customs compliance, related internal investigations at LaJobi, Kids Line and CoCaLo, and related shareholder litigations; (v) a discrete tax item recorded in the second quarter of 2011 related to a change in valuation allowance against deferred tax assets associated with the sale of the Company’s former gift business; (vi) settlement agreement amounts pertaining to obligations under a lease transferred to the buyer of the Company’s former gift business; (vii) a non-cash write-off of deferred financing costs incurred in connection with the August 2011 credit agreement refinancing; (viii) crib remediation costs incurred in the second quarter of 2011 in connection with new crib safety standards; and (ix) transition costs related to the resignation of the Company’s former CEO. As the preparation of the Company’s financial statements for the year ended December 31, 2011 is not yet complete, there may be other material negative impacts on reported results for the year that have not yet been determined or quantified.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on the Company’s current expectations and involve risks and uncertainties that could cause actual results and events to differ materially from those described in the statements. These statements may be identified by the use of forward-looking words or phrases including, but not limited to, “anticipate”, “project”, “believe”, “expect”, “intend”, “may”, “planned”, “potential”, “should”, “will”, or “would”. We caution readers that results predicted by forward-looking statements, including, without limitation, those relating to our future business prospects, revenues, expenses, working capital, liquidity, capital needs, interest costs and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such material risks and uncertainties are set forth in the Company’s Form 10-K for the year ended December 31, 2010 and subsequent SEC filings. You should not place undue reliance on these forward-looking statements, which reflect the Company’s opinions only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.